Exhibit 99.1

Amber International Holding Limited to Report First Quarter 2025 Financial Results and Host Earnings Call on May 28, 2025

SINGAPORE, May 21, 2025 /PRNewswire/ — Amber International Holding Limited (Nasdaq: AMBR) (“Amber International” or the “Company”), a leading provider of institutional crypto financial services & solutions and operating under the brand name "Amber Premium", today announced that it will release its unaudited financial results for the first quarter ended March 31, 2025, before U.S. markets open on Wednesday, May 28, 2025, at 7:00 a.m. Eastern Time.

Amber International's senior management will host an earnings conference call to discuss the financial results and corporate developments at 8:00 a.m. Eastern Time on the same day.

Earnings Conference Call Information: Please use one of the following teleconferencing numbers to participate in the call and reference the ID number 13754037. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:
Toll Free: 1-844-539-3703
Toll/International: 1-412-652-1273

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1721575&tp_key=471a656b75

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number:  13754037

A replay of the call will be available on Wednesday, May 28, 2025, after 12:00 PM ET through Wednesday, June 11, 2025 at 11:59 PM ET.

The Company's earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International's website at https://ir.ambr.io.

About Amber International Holding Limited
Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name "Amber Premium", is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io

Media & Investor Contacts

In Asia:
Amber International Holding Limited
Serena Wang
Tel: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
Email: amber@iecapitalusa.com